UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                                  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Proxy Statement for its Extraordinary General Meeting of Shareholders.

2.	A copy of the Proxy Card with respect to the Registrant’s Extraordinary General Meeting of Shareholders.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

July 9, 2014

Dear Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Thursday, August 14, 2014, at Orbotech’s offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on a proposal to amend the Articles of Association of the Company to de-classify the Board of Directors, as specified in the enclosed Proxy Statement. The Board of Directors is recommending that you vote “FOR” such proposal.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on July 7, 2014, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

ASHER LEVY

Chief Executive Officer

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at an Extraordinary General Meeting of Shareholders to be held on Thursday, August 14, 2014, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel (the “Extraordinary General Meeting” or the “Meeting”) or at any adjournment thereof.

The agenda for the Extraordinary General Meeting is to consider and vote upon a proposal to amend the Articles of Association of the Company (the “Articles”) to de-classify the Board such that: (a) the term of each director (other than external directors), including Class I Directors nominated for re-election at the annual general meeting of shareholders to be held in 2014 (the “2014 Annual General Meeting”), shall expire at the end of the annual general meeting of shareholders to be held in 2015 (the “2015 Annual General Meeting”); and (b) beginning with the 2015 Annual General Meeting, all of the directors of the Company (other than external directors) shall be elected on an annual basis.

The affirmative vote of at least seventy-five percent (75%) of the voting rights of the Company represented and voting thereon at the Meeting is required for the adoption of the proposal to be presented at the Meeting.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. No postage is required if mailed in the United States. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on August 13, 2014, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted. Unless otherwise indicated on the form of proxy or as provided in the paragraph below, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified above), will be voted in favor of the proposal to be presented at the Meeting.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of trading on July 7, 2014, will be entitled to vote at the Extraordinary General Meeting or at any adjournment thereof. Proxies are expected to be mailed to shareholders on or about July 16, 2014, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of trading on July 7, 2014, 41,504,957 Ordinary Shares1, each of which is entitled to one vote upon the proposal to be presented at the Meeting. No less than two shareholders present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Thursday, August 21, 2014, at the same time and place. At any such adjourned Meeting, if a quorum is not present within one-half hour from the specified time, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles, the vote of the senior holder of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

[1]	Does not include, as at that date: (i) a total of 3,778,138 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans; and (ii) a total of 5,326,551 Ordinary Shares held as treasury shares, all as described in further detail under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of July 7, 2014 (except with respect to the shareholders as noted below), concerning (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all office holders as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• Harris Associates L.P. (2) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	4,882,698	11.77%

• Dr. Jacob Richter (3) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,037,090	7.32%

• Clal Insurance Enterprises Holdings Ltd. (4) 48 Menachem Begin Street Tel Aviv, 66180 Israel	2,625,526	6.33%

• Jonathan Half and Stephen Levey 13th Floor, Building E, 89 Medinat Hayehudim Street Herzliya, Israel	2,578,658	6.21%

Ion Asset Management Ltd.(5) Ugland House, South Church Street George Town, Grand Cayman, Cayman Islands

• Systematic Financial Management, L.P. (6) 300 Frank W. Burr Boulevard Glenpointe East, 7th Floor Teaneck, New Jersey 07666	2,352,746	5.67%

• MAK Capital One L.L.C. (7) 590 Madison Avenue, 9th Floor New York, NY 10022	2,195,179	5.29%

• Office holders as a group (consisting of 22 persons) (8)(9)	5,588,188	13.22%

(1)	The Company had outstanding, on July 7, 2014, 41,504,957 Ordinary Shares. This number does not include a total, as at that date, of 3,778,138 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 2,825,968 were subject to outstanding options (1,694,005 of which had vested); 432,651 were subject to outstanding and unvested RSUs; and 519,519 remained available for future equity awards pursuant to such plans, comprised of:

(a)	3,029,730 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	2,804,122 were subject to outstanding options (1,672,159 of which had vested); and

(ii)	225,608 remained available for future equity awards pursuant to the 2000 Plan;

(b)	726,562 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	432,651 were subject to outstanding and unvested RSUs; and

(ii)	293,911 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	21,846 Ordinary Shares issuable pursuant to options under equity remuneration plans which were administered by Photon Dynamics, Inc. prior to its acquisition by the Company on October 2, 2008 and which were assumed by the Company as part of such acquisition (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 5,326,551 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company or its subsidiaries, of which: (a) 1,993,918 were owned by the Company as dormant shares under Israeli law and, for so long as they are owned by the Company, confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,332,633 were owned by one or more subsidiaries of the Company and, for so long as they are owned by a subsidiary of the Company, confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the United States Securities and Exchange Commission (the “SEC”).

(2)	As of December 31, 2013, based on a report filed with the SEC on February 13, 2014. The report indicated sole voting and dispositive power as to 3,725,400 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner, and voting power as to 1,157,298 Ordinary Shares by reason of advisory and other relationships with the person who owns the Ordinary Shares. The report states that Harris Associates L.P. has been granted the power to vote the Ordinary Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(3)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(4)

As of December 31, 2013, based on a report filed with the SEC dated February 14, 2014. The report disclosed shared dispositive power and shared voting power as to 2,625,526 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation, IDB Development Corporation Ltd. (“IDB Development”), an Israeli private corporation, IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Of the 2,625,526 Ordinary Shares reported as beneficially owned by Clal, the report disclosed that: (i) 224,760 Ordinary Shares are beneficially held for its own account; and (ii) 2,400,766 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting decisions. The report also disclosed that by reason of IDB Development’s majority ownership of Clal, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Further disclosed is that by reason of IDB Holding’s control of Clal through its 100% ownership of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Finally, by reason of their control of Clal through their interests in, and relationships among them with respect to, IDB Holding, Mr. Dankner, Mrs. Bergman, Mrs. Manor and Mr. Livnat may be deemed beneficial owners of, and to share the power to vote and dispose of, the shares owned by Clal. The report notes that it should not be construed as an admission by: (i) Clal that it is the beneficial owner of more than 224,760 Ordinary Shares; and (ii) the other reporting persons that they are the beneficial owners of any of the Ordinary Shares deemed to be beneficially owned by Clal.

However, the report goes on to note that (i) following court proceedings against IDB Holding, the Israeli court approved, with effect as of January 5, 2014, a creditors’ arrangement, the implementation of which will result in IDB Development no longer being controlled by IDB Holding, Mr. Dankner, Mrs. Bergman, Mrs. Manor and Mr. Livnat, and becoming controlled by Mr. Eduardo Elsztain and Mr. Mordechy Maurice Ben-Moshe, (ii) as of January 7, 2014, Mrs. Manor no longer has any interest in, and no longer participates in the control of, IDB Holding, (iii) on August 20, 2013, IDB Development agreed to sell 32% of the outstanding shares of Clal to JT Capital Management (“JT”) and to coordinate with JT the vote of IDB Development’s remaining shares in Clal, and (iv) on August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings appointed Mr. Moshe Terry to hold as trustee IDB Development’s means of control in Clal (i.e. 51% of its shares of Clal) and instructed Mr. Terry to act in furtherance of the sale of the aforementioned shares to JT.

On May 31, 2014, IDB Development filed a report with the Tel Aviv Stock Exchange. The report indicated that the aforementioned agreement between IDB Development and JT terminated immediately following May 29, 2014.

(5)	As of June 27, 2014, based on a report filed with the SEC dated June 30, 2014. The report indicated shared voting and dispositive power as to all 2,578,658 Ordinary Shares by Jonathan Half, Stephen Levey and Ion Asset Management Ltd. (“Ion”) by reason of Ion’s role as investment manager of certain hedge funds and managed accounts that hold such Ordinary Shares and by reason of Mr. Half and Mr. Levey’s roles as Portfolio Managers for Ion.

(6)	As of December 31, 2013, based on a report filed with the SEC dated February 13, 2014. The report indicated sole voting power as to 1,717,481 of such Ordinary Shares and sole dispositive power as to all 2,352,746 Ordinary Shares by Systematic Financial Management, L.P., a registered investment advisor.

(7)	As of December 31, 2013, based on a report filed with the SEC dated February 14, 2014. The report disclosed shared voting and dispositive power: (1) by MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), and Michael A. Kaufman as to 1,302,770 Ordinary Shares owned by MAK Fund, (2) by MAK Capital, MAK-ro Capital Master Fund LP, a Cayman Islands exempted company (“MAK-ro Fund”), and Mr. Kaufman as to 549,685 Ordinary Shares owned by MAK-ro Fund, and (3) by Paloma International L.P., a Delaware limited partnership (“Paloma”), S. Donald Sussman, MAK Capital and Mr. Kaufman as to 342,724 Ordinary Shares owned indirectly by Paloma.

(8)	The term ‘Office Holder’ as defined in the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. The group of 22 persons consists of the directors of the Company (including the retiring director, Mr. Raanan Cohen), the nominees for election as directors at the 2014 Annual General Meeting, and 11 other individuals who the Company considers to have been Office Holders as at July 7, 2014, including its Chief Executive Officer, its President and Chief Operating Officer and its Corporate Vice President and Chief Financial Officer.

(9)	Includes 771,582 Ordinary Shares issuable upon the exercise of options referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, July 7, 2014. Also includes 234,675 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934.

Proposal to Amend the Company’s Articles of Association to De-classify the Board of Directors

Pursuant to the Articles in their current form, the Board consists of three classes of directors (not including the external directors who do not form part of any class), with one class elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. The external directors, who currently serve three year terms as required by Israeli law, do not form part of any class and are elected according to the Companies Law.

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. In accordance with the current provisions of the Articles, the current terms of the Class I Directors will expire at the 2014 Annual General Meeting and, if re-elected at the 2014 Annual General Meeting, their terms will expire at the end of the annual general meeting of shareholders to be held in 2017; the current terms of the Class II Directors will expire at the end of the 2015 Annual General Meeting; and the current terms of the Class III Directors will expire at the end of the annual general meeting of shareholders to be held in 2016.

At the Extraordinary General Meeting, the shareholders are being asked to approve amendments to the Articles to de-classify the Board such that:

(a)	the term of each director of the Company (other than external directors), including the Class I Directors nominated for re-election at the 2014 Annual General Meeting (if re-elected) and the Class III Directors, shall expire at the end of the 2015 Annual General Meeting; and

(b)	beginning with the 2015 Annual General Meeting and at each annual general meeting of shareholders thereafter, all of the directors of the Company (other than external directors) shall be elected on an annual basis.

It is proposed that at the Extraordinary General Meeting the following resolution be adopted:

“RESOLVED that the current Articles of Association of the Company be, and they hereby are, amended so that:

(a)	Article 68 (d) thereof shall be replaced in its entirety with a new Article 68 (d) as follows:

“(d)	Beginning with the Annual General Meeting to be held during the year 2015, and at each Annual General Meeting thereafter, the Directors (except for External Directors whose term shall be determined in accordance with applicable law) shall be elected by Shareholder Resolution to hold office until the end of the next Annual General Meeting and until their successors have been duly elected and qualified or until any such Director’s appointment terminates as provided for in the Companies Law or due to any of the circumstances set forth in Article 71 below, in such manner that all Directors (not including External Directors but including all non-External Directors who were elected or appointed prior to the Annual General Meeting to be held during the year 2015) shall be appointed for a term of approximately one year, and shall stand for election each year.”;

(b)	Article 68(h)(ii) shall be deleted in its entirety;

(c)	Article 68(h)(i) shall be re-numbered Article 68(h).”

The affirmative vote of the holders of at least seventy-five percent (75%) of the voting power present in person or by proxy and voting thereon is necessary for the adoption and approval of the above resolution.

The Board recommends a vote FOR approval of the proposed resolution.

By Order of the Board

YOCHAI RICHTER	ASHER LEVY
Active Chairman of the Board of Directors	Chief Executive Officer

Dated: July 9, 2014

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ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 14, 2014

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. ASHER LEVY, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on July 7, 2014, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s principal offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Thursday, August 14, 2014, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

¢	14475 ¢

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

August 14, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Proxy Statement and Proxy Card

are available at www.orbotech.com/Investors/SEC Filings

Please complete, sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on August 13, 2014 (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i  Please detach along perforated line and mail in the envelope provided.  i

¢ 00030000000000000000 4	081414

PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		1.	THE PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION OF THE COMPANY TO DE-CLASSIFY THE BOARD OF DIRECTORS	FOR ☐	AGAINST ☐	ABSTAIN ☐

Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof.

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the Proposal listed herein. Any other matters that may properly come before the Meeting, if any, will be voted by the persons designated as proxies in their judgment.

Any and all proxies heretofore given are hereby revoked.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:	Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	¢

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date: July 9, 2014